Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

28th April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
<u>2003 Final Dividend</u>

I enclose for your attention a notification dated 28th April 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	13:12 28 Apr 2004
Number	0978Y

JARDINE MATHESON HOLDINGS LIMITED

2003 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2003 final dividend of the above Company. The dividend will be paid on 12th May 2004, subject to approval at the Annual General Meeting.

2003 final dividend per share:	US cents 25.20
GBP equivalent:	14.0768 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

28th April 2004

www.jardines.com

END